UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-39137

AnPac Bio-Medical Science Co., Ltd.

(Registrant’s name)

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Explanatory Note:

The document attached as exhibit 1.1 to this Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission on May 28, 2021 (Registration No. 333-256630) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached as exhibits to this Report on Form 6-K are:

(1)	the Underwriting Agreement dated November 9, 2021 as Exhibit 1.1;

(2)	the press release dated November 9, 2021; and

(3)	the corrective press release dated November 11, 2021.

Exhibit Index:

1.1	Underwriting Agreement dated November 9, 2021

99.1	Press release dated November 9, 2021

99.2	Press release dated November 11, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AnPac Bio-Medical Science Co., Ltd.
(Registrant)

Date: November 12, 2021	By:	/s/ Chris Chang Yu
	Name:	Dr. Chris Chang Yu
	Title:	Chairman of the Board of Directors and Chief Executive Officer